UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIEW SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

926706201
(CUSIP Number)

Russell C. Weigel, III
5775 Blue Lagoon Drive, Suite 100
Miami, FL 33126
786-888-4567
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 526706201

1	NAMES OF REPORTING PERSONS. Russell C. Weigel, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,843,403 Common
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,843,403 Common
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,403 Common
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% of Common
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of View Systems, Inc., a Nevada corporation (the “Company”), which has its principal office at 1550 Caton Center Dr., Suite E, Baltimore MD 21227.

Item 2.	Identity and Background

(a)  Name: This statement is being filed by Russell C. Weigel, III  (the “Reporting Person”) as the beneficial owner of shares issued to Russell C. Weigel, III, P.A., a professional corporation of which the Reporting Person is the sole shareholder (the “Law Firm”).

(b) Residence or Business Address: 5775 Blue Lagoon Drive, Suite 100, Miami, FL 33126.

(c) Present Principal Occupation and Address:  Lawyer, same address.

(d)  During the past five years, the Reporting Person has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and

(e)   During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 4,000,000 common shares of the Company at $0.005 per share and 1,500,000 common shares of the Company at $0.04 per share on different dates in 2010 and 2011. All shares were received as payment for legal services rendered to the Company by the Law Firm.

Item 4.	Purpose of Transaction

The Reporting Person acquired beneficial ownership of the shares on different dates in exchange for the Law Firm’s forgiveness of accounts receivable. The Law Firm received 4,000,000 restricted shares on May 26, 2011 from the Company, which resulted in the Law Firm owning a total of 5,500,000 shares of Company common stock. Of these shares, the Law Firm has sold 656,597 shares.

Item 5.	Interest in Securities of the Issuer

Mr. Weigel beneficially owns 4,843,403 shares of Common Stock as of the date of this report which represents 2.8% of the outstanding Common Stock of the Company based on 170,421,178 shares of outstanding common stock as reported in the last available filing with the Securities and Exchange Commission.  The shares beneficially owned by Mr. Weigel represent 4,843,403 shares held by the Law Firm.

The Law Firm sold a total of 656,597 shares of Common Stock between November 21, 2012 and December 31, 2012 at prices ranging between $0.0285 and $0.038 per share for net  proceeds of $20,258.78.  The shares were sold by a broker on a discretionary basis pursuant to  blind trust instructions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 21, 2012, the Law Firm submitted a blind trust discretionary sale order to its securities broker for sale of up to 1,000,000 shares of Common Stock with an instruction to cease selling when net proceeds of $20,000 had been reached or 90 days had passed, whichever came first.  The blind trust instruction also contained volume and price limitations. The blind trust instruction has terminated by its terms.

As of the date of this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or the Law Firm and any other person with respect to any securities of the Company.

The shares sold and the shares held represent payment for legal services rendered by the Law Firm.  From time to time, the Law Firm will convert the remaining shares into cash to meet its business needs. Thus, the Law Firm does not intend to hold the remaining shares for long term investment purposes and will liquidate all shares at such times as market conditions and legal compliance considerations permit.

Item 7.	Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2013
Date
/s/ Russell C. Weigel, III
Signature
Russell C. Weigel, III